FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: March 30, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

#1904 - 837 West Hastings Street

Vancouver, B.C. V6C 3N7

Telephone: 604-683-0484

Fax: 604-683-7497

VIA EDGAR

March 30, 2005

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	March 24, 2005 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin Exchange:AMO

ANGLO SWISS RESOURCES Extends warrant term

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) has extended the expiration date of 5,180,000 warrants to September 29, 2005.  The warrants were part of a private placement closed March 29, 2004.  Each share purchase warrant now entitles the holder to purchase an additional common share for 15 cents until September 29, 2005.

On behalf of the Board,

"Len Danard" President & CEO For further information please contact: Anglo Swiss Resources Inc. Internet www.anglo-swiss.com Email: angloswiss@shaw.ca	Telephone: 604-683-0484 Fax: 604-683-7497

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.